April 20, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Draft Registration Statement on Form F-1
           Submitted March 26, 2018
           CIK No. 0001735556

Dear Ms. Dai:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1 DRS submitted March 26, 2018

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Zeshu Dai
FirstName LastNameZeshu Dai
China Xiangtai Food Co., Ltd.
Comapany NameChina Xiangtai Food Co., Ltd.
April 20, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
Cover Page

2. We note your disclosure here and on page 8 that you will not be able to use your proceeds in China until you have completed "certain remittance procedures." Please include a cross-reference to your expanded disclosure on remittance procedures in China on page
         24.
3. Given that one of the conditions to your obligation to sell securities through an underwriter is that, upon closing of the offering, your shares qualify for listing on the
         Nasdaq Capital Market, please disclose what you will do with the funds if you do not qualify for listing on Nasdaq. Please also state whether the funds will be held in escrow until the condition is met.
Prospectus Summary, page 1

4. We note your disclosure that you have received "many" sales awards, but list only two followed by an "etc." Please remove the etc. and disclose any other awards you have received which you believe are applicable, and remove the word "many" if you intend to identify only two. We also note that you reference these as sales awards here, but on page
         41 you indicate these are national or local honors in the meat processing industry. As such, please clarify the relevance of the awards or honors as applicable to your business so investors can better understand their significance.
Industry and Market Background, page 3

5. To the extent possible, please update all statistics in the registration statement to provide the most recent data. For example, we note your disclosure that China was the largest pork production and consumption market in the world in 2015 and that pork comprised 61.9%
         of China's meat consumption in 2015. We also note that the expected growth rate projections cover 2012 to 2018, a period which is substantially complete. Please explain why this historical projection supports the statement that the volume of PRC pork imports will continue to rise. Finally, please identify the sources of these statistics and projections to the extent you are not attributing them to the company.
Uphold our commitment to food safety and product quality, page 4

6. Please briefly clarify here and on page 60 as to how you plan to improve your safety and quality monitoring systems and what are the industry best practices to which you refer.
The Offering, page 7

7. Please reconcile your disclosure on page 7 that you "do not intend" to close the offering unless you raise sufficient proceeds to list on Nasdaq with the disclosure on page 8 that you "will not complete" the offering unless your application to list on Nasdaq is approved. As appropriate, please revise throughout the prospectus to clarify.
 Zeshu Dai
FirstName LastNameZeshu Dai
China Xiangtai Food Co., Ltd.
Comapany NameChina Xiangtai Food Co., Ltd.
April 20, 2018
June 16, 2017 Page 3
Page 3
FirstName LastName
Summary Financial Information, page 8

8. The table that you reference in this section is missing. Please revise accordingly.
Risk Factors
PRC regulations relating to offshore investment activities by PRC residents, page 25

9. We note your disclosure that the option agreement allows Ms. Dai to exercise 97.74% of the shares of China Meitai Food Co. Ltd., and upon such exercise she will own 65.0% of the company. Please reconcile this with your disclosure on page F-7 that in March 2018 one major shareholder owned 97.74% of the equity interest of your company through a call option agreement and obtained 100% control through an entrustment agreement.
         Please also add a separate risk factor discussing Ms. Dai's beneficial ownership and control following the offering and her ability to influence corporate matters.
Use of Proceeds, page 36

10. Please reconcile your disclosure in the table here that you intend to use proceeds raised for the construction and/or acquisition of specialty stores, grocery stores or slaughterhouses and working capital with your disclosure on page 8 that you intend to use the proceeds for advertising and marketing, working capital and general corporate purposes, including the expansion of your business. We also note from the sentence immediately preceding the table that if you raise an amount between the minimum and maximum offerings, the percentage of net proceeds allocated for each use as "described above" will remain unchanged, but we see no such description above. Please also describe the status of any contemplated acquisitions of other businesses with the proceeds of this offering. Refer to
         Item 4 of Form F-1 and Item 3.C of Form 20-F.
Exchange Risk Information, page 37

11. Please expand your disclosure to provide all of the exchange rate information required by
         Item 4 of Form F-1 and Item 3.A.3 of Form 20-F.
Results of Operations, page 42

12. We note from your disclosure on page 43 that you are considering constructing or acquiring your own specialty, or grocery store to sell your processed meat products in the near future. Please provide clarification in regards to your anticipated timing of such construction or acquisition, and discuss the material steps and costs involved with such endeavors.
Liquidity and Capital Resources, page 47

13. We note that for the year ended June 30, 2017, you borrowed an aggregate of approximately $14.0 million from financial institutions and third parties. Please include a discussion of the nature and terms of your loans from financial institutions and third
 Zeshu Dai
FirstName LastNameZeshu Dai
China Xiangtai Food Co., Ltd.
Comapany NameChina Xiangtai Food Co., Ltd.
April 20, 2018
June 16, 2017 Page 4
Page 4
FirstName LastName
         parties and also file any material loan agreements as exhibits to your registration statement. Refer to Item 4 of Form F-1, Items 5.B.1 and 5.B.2 of Form 20-F, and
         Instruction as to Exhibits 4(a) of Form 20-F.
14. We note from your disclosure in Note 12 on page F-23 that your Chinese subsidiaries are restricted in their ability to transfer their net assets to the company. In providing your evaluation of the sources and amount of cash flows, please discuss here the nature and extent of any restrictions on the ability of subsidiaries to transfer funds to the company and whether such restrictions are expected to have any impact on the ability for you to meet your cash obligations. Refer to Item 4 of Form F-1 and Item 5.B.1(b) of Form 20-F.
Business
Raw Material, page 56

15. We note your disclosure that you have signed six suppliers to meet the daily demand for live hogs. Consistent with your disclosure on page 60, please disclose here that in fiscal year 2017 you relied on a few top suppliers for the majority of your live hogs purchases.
         If material, please also add a risk factor discussing your reliance on a few large suppliers or expand your risk factor on page 13 about your reliance on external suppliers.
Corporate History and Structure, page 56

16. We note your disclosure that Zeshu Dai controls China Meitai Food Co., Ltd. through an option and entrustment agreement with the sole shareholder of that company. Please disclose the material terms of such agreement and the identity of the sole shareholder. In addition, consistent with your disclosure on page 26, please disclose here that pursuant to the option agreement, upon closing of the initial public offering Ms. Dai can exercise the option to own 65% of the company through China Meitai Food Co., Ltd. Please also discuss the implication should Ms. Dai not exercise such option.
17. Please include a brief discussion of your expected relationship with your controlling shareholder China Meitai Food Co., Ltd. after the offering and discuss your status as a
         "controlled company." Consistent with your disclosure on page 6, please briefly discuss here that while you do not intend to rely on the "controlled company" exemptions from certain corporate governance requirements, you could elect to rely on the exemption in the future. Please also briefly summarize the potential conflicts of interest associated with having China Meitai Food Co., Ltd. as a controlling shareholder.
18. Please reconcile the disclosure that the diagram "assumes the completion of the
         Reorganization" with your disclosure on page F-7 that in March 2018 you completed your reorganization of entities under the common control of one major shareholder. Please also update the diagram to reflect the ownership interest of the controlling shareholder and to clarify how investors in this offering will fit within the diagram. Zeshu Dai
FirstName LastNameZeshu Dai
China Xiangtai Food Co., Ltd.
Comapany NameChina Xiangtai Food Co., Ltd.
April 20, 2018
June 16, 2017 Page 5
Page 5
FirstName LastName
19. Please briefly disclose here the reason for conducting your operations through contractual arrangements rather than direct ownership of CQ Penglin.
Customers and Suppliers, page 60

20. We note your reliance on one large customer and several large suppliers. Please tell us what consideration you have given to describing the nature and terms of your relationship, contractual or otherwise, with these businesses and filing any material agreements as exhibits.
Principal Shareholders, page 77

21. Please identify the natural persons who have voting or dispositive power with respect to the shares held by entities identified in your table.
Material Tax Consequences
Passive Foreign Investment Company Considerations, page 90

22. We note your disclosure here and in the risk factor on page 35 that you do not believe you were a PFIC for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future. Please disclose whether or not you believe you were a PFIC for the taxable year ended December 31, 2017.
Report of Independent Registered Public Accounting Firm, page F-2

23. We note the auditor report's reference to the two-year period ended December 31, 2017 and 2016 throughout the first paragraph. However, your audited financial statements from pages F-3 to F-5 show the two-year fiscal year ended June 30, 2017 and 2016. Please have your auditor explain the discrepancies and revise their auditor report, as appropriate.
Consolidated Statements of Income and Comprehensive Income, page F-4

24. Please separately present "provision for doubtful accounts" on the face of the consolidated statements of income and comprehensive income. Refer to Rule 5-03(b)(5) of Regulation
         S-X.
Note 2 - Summary of significant accounting policies, page F-9

25. Please tell us and disclose your operating and reportable segment(s) and the factors you used to identify them including the basis of organization (for example, whether management has chosen to organize around differences in products, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Refer to ASC 280-10-50-21a.
 Zeshu Dai
China Xiangtai Food Co., Ltd.
April 20, 2018
Page 6
Note 4 - Accounts Receivable, net, page F-17

26. We note from your disclosure here that your major customer comprised 79.1% of total sales in 2017, and the July 2016 acquisition of this customer is the primary driver of the
         83% increase in total revenue over 2016. We also note that total accounts receivable at
         June 30, 2017 increased 183% over 2016, while allowance for doubtful accounts increased only 31%, or a reduction to 5% of accounts receivable in 2017 from 12% in
         2016. Further, we note that your days-sales-outstanding increased to approximately 76 days in 2017 from approximately 48 days in 2016. Given these statistics, please support your assertion that accounts receivable (net) is collectible. Include the following in your response:
           an accounts receivable aging as of the latest audited balance sheet date, an aging as of the most recent month-end close, revenue recorded from year end through the most recent month-end date,
           accounts receivable collected from year-end through the latest month-end close, a roll-forward of the allowance for doubtful accounts from year-end to the most recent month-end close, and
           a discussion of the facts and circumstances surrounding any major write-offs during that period.
Note 9 - Credit Facilities, page F-20

27. Please revise your disclosure here and related disclosure throughout your document to state interest rates on an annual basis. Please also revise to state interest rates on loan receivable in Note 7 on page F-18 on an annual basis as well.
Note 10 - Taxes, page F-21

28. Please tell us why you believe a full valuation allowance on your net operating loss carryforwards is necessary given your continuing net income position. You may contact Amy Geddes at 202-551-3304 or Andrew Mew at 202-551-3377
if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any other questions.

FirstName LastNameZeshu Dai
Comapany NameChina Xiangtai Food Co., Ltd.
                                                                 Division of
Corporation Finance
June 16, 2017 Page 6                                             Office of
Transportation and Leisure
FirstName LastName